APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

The Spaghetti Shack
Profit and Loss
January - December 2021

		Total
Income		
Discounts given		300.00
Services		
Reimbursement		0.01
Total Services	$	**0.01**
Total Income	$	**300.01**
Gross Profit	$	**300.01**
Expenses		
Advertising & marketing		2,577.95
Business licenses		1,292.00
General business expenses		191.06
Bank fees & service charges		86.01
Buildout		28,058.93
Total General business expenses	$	**28,336.00**
Insurance		1,721.25
Legal & accounting services		
Accounting fees		295.00
Legal fees		280.00
Total Legal & accounting services	$	**575.00**
Meals		
Team meals		166.62
Total Meals	$	**166.62**
Office expenses		237.45
Small tools & equipment		1,870.00
Software & apps		164.15
Total Office expenses	$	**2,271.60**
Rent		
Building & land rent		8,375.32
Total Rent	$	**8,375.32**
Utilities		
Electricity		2,660.75
Phone service		1,211.61
Total Utilities	$	**3,872.36**
Total Expenses	$	**49,188.10**
Net Operating Income	-$	**48,888.09**
Other Expenses		
Vehicle expenses		
Parking & tolls		9.00
Total Vehicle expenses	$	**9.00**
Total Other Expenses	$	**9.00**
Net Other Income	-$	**9.00**

Net Income -$ 48,897.09

Wednesday, Sep 20, 2023 06:52:31 PM GMT-7 - Accrual Basis

The Spaghetti Shack
Balance Sheet
As of December 31, 2021

	Total
ASSETS	
Current Assets	
Bank Accounts	
Midfirst	2,509.65
Total Bank Accounts	$ 2,509.65
Total Current Assets	$ 2,509.65
Fixed Assets	
Tools, machinery, and equipment	15,593.26
Total Fixed Assets	$ 15,593.26
TOTAL ASSETS	$ 18,102.91
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Short-term loans from partners	31,000.00
Total Other Current Liabilities	$ 31,000.00
Total Current Liabilities	$ 31,000.00
Total Liabilities	$ 31,000.00
Equity	
Partner investments	36,000.00
Retained Earnings	
Net Income	-48,897.09
Total Equity	-$ 12,897.09
TOTAL LIABILITIES AND EQUITY	$ 18,102.91

Wednesday, Sep 20, 2023 07:00:49 PM GMT-7 - Accrual Basis

The Spaghetti Shack
Statement of Cash Flows
January - December 2021

	Total
OPERATING ACTIVITIES	
Net Income	-48,897.09
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Short-term loans from partners	31,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 31,000.00
Net cash provided by operating activities	-$ 17,897.09
INVESTING ACTIVITIES	
Tools, machinery, and equipment	-15,593.26
Net cash provided by investing activities	-$ 15,593.26
FINANCING ACTIVITIES	
Partner investments	36,000.00
Net cash provided by financing activities	$ 36,000.00
Net cash increase for period	$ 2,509.65
Cash at end of period	$ 2,509.65

Wednesday, Sep 20, 2023 07:05:03 PM GMT-7

The Spaghetti Shack
Profit and Loss
January - December 2022

		Total
Income		
Discounts given		158.85
Sales		297,748.98
Services		1,536.51
Reimbursement		200.00
Total Services	$	**1,736.51**
Total Income	$	**299,644.34**
Cost of Goods Sold		
Cost of goods sold		
Supplies & materials - COGS		124,080.55
Total Cost of goods sold	$	**124,080.55**
Total Cost of Goods Sold	$	**124,080.55**
Gross Profit	$	**175,563.79**
Expenses		
Advertising & marketing		7,676.81
Fundraiser Reimbursement		216.77
Total Advertising & marketing	$	**7,893.58**
Bad Debt		2,780.00
Business licenses		1,350.00
Commissions & fees		25.32
Contributions to charities		30.00
Employee benefits		
Health insurance & accident plans		551.42
Total Employee benefits	$	**551.42**
Entertainment		795.92
General business expenses		570.35
Bank fees & service charges		602.00
Buildout		85,283.20
Cash for Drawer		1,097.50
Decorations		122.49
Memberships & subscriptions		379.55
Training		594.00
Unknown Expense		2,852.31
Total General business expenses	$	**91,501.40**
Insurance		1,960.48
Workers Compensation insurance		118.75
Total Insurance	$	**2,079.23**
Legal & accounting services		
Accounting fees		250.00
Legal fees		1,364.98
Notary Fees		10.00

Total Legal & accounting services	$	**1,624.98**
Meals		46.06
Team meals		411.02
Total Meals	$	**457.08**
Office expenses		1,124.10
Office supplies		182.11
Shipping & postage		47.26
Small tools & equipment		5,441.36
Software & apps		986.38
Total Office expenses	$	**7,781.21**
Payroll expenses		730.00
Salaries & wages		108,702.38
Total Payroll expenses	$	**109,432.38**
Rent		
Building & land rent		40,821.88
Total Rent	$	**40,821.88**
Repairs & maintenance		830.68
Supplies		1,049.77
Supplies & materials		8,666.47
Total Supplies	$	**9,716.24**
Taxes paid		35,322.07
Payroll taxes		5,169.03
Sales Tax		3,526.15
Total Taxes paid	$	**44,017.25**
Uncategorized Expense		50.70
Utilities		4,417.99
Electricity		4,366.08
Internet & TV services		500.88
Laundry Service		2,584.87
Phone service		1,218.85
Security System		614.92
Total Utilities	$	**13,703.59**
Total Expenses	$	**335,442.86**
Net Operating Income	-$	**159,879.07**
Other Expenses		
Vehicle expenses		
Parking & tolls		7.00
Vehicle gas & fuel		205.50
Vehicle repairs		75.28
Total Vehicle expenses	$	**287.78**
Total Other Expenses	$	**287.78**
Net Other Income	-$	**287.78**
Net Income	-$	**160,166.85**

The Spaghetti Shack
Balance Sheet
As of December 31, 2022

	Total
ASSETS	
Current Assets	
Bank Accounts	
Cash	585.65
Desert Financial Checking	13,852.37
Desert Financial Saving	25.00
Midfirst	-6,530.38
Total Bank Accounts	**$ 7,932.64**
Total Current Assets	**$ 7,932.64**
Fixed Assets	
Tools, machinery, and equipment	15,593.26
Total Fixed Assets	**$ 15,593.26**
TOTAL ASSETS	**$ 23,525.90**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Short-term business loans	
DoorDash Loan	1,184.72
Square Loan	5,123.84
Total Short-term business loans	**$ 6,308.56**
Short-term loans from partners	185,951.41
Total Other Current Liabilities	**$ 192,259.97**
Total Current Liabilities	**$ 192,259.97**
Total Liabilities	**$ 192,259.97**
Equity	
Opening balance equity	4,329.87
Partner investments	36,000.00
Retained Earnings	-48,897.09
Net Income	-160,166.85
Total Equity	**-$ 168,734.07**
TOTAL LIABILITIES AND EQUITY	**$ 23,525.90**

The Spaghetti Shack
Statement of Cash Flows
January - December 2022

		Total
OPERATING ACTIVITIES		
Net Income		-160,166.85
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Short-term business loans:DoorDash Loan		1,184.72
Short-term business loans:Square Loan		5,123.84
Short-term loans from partners		154,951.41
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$**	**161,259.97**
Net cash provided by operating activities	**$**	**1,093.12**
FINANCING ACTIVITIES		
Opening balance equity		4,329.87
Net cash provided by financing activities	**$**	**4,329.87**
Net cash increase for period	**$**	**5,422.99**
Cash at beginning of period		2,509.65
Cash at end of period	**$**	**7,932.64**

Wednesday, Sep 20, 2023 07:03:48 PM GMT-7

I, Joseph Palomarez, certify that:

1. The financial statements of Spaghetti Shack Tempe LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Spaghetti Shack Tempe LLC included in this Form reflects accurately the information reported on the tax return for Spaghetti Shack Tempe LLC for the fiscal year ended 2021 (most recently available as of the Date of this Form C).

Signature   *Joseph Palomarez*

Name: Joseph Palomarez

Title: Managing Partner